02020421

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 06 2002 WASH. D.C. 366 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 February 2002 to 1 March 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

PROCESSED MAR 11 2002 THOMSON FINANCIAL

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 14 March 2002 By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 2nd February 2002

Document Title	Date	Entity Requiring Item
Press Release	5 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	5 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	6 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	7 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	8 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	11 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	12 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	13 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	14 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	15 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	18 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	20 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	21 February 2002	London Stock Exchange

Notification of dealings in shares of the Company by a substantial Shareholder	21 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	25 February 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	26 February 2002	London Stock Exchange
Form G(88)2 Return of Allotments of shares under the Enterprise Oil Senior Executive Share Option Scheme	Various	Registrar of Companies
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	Various	Registrar of Companies

Company	Enterprise Oil PLC
TIDM	ETP
Headline	EO and Innogy Gas Alliance
Released	11:49 5 Feb 2002
RNS Number	9914Q

Enterprise and Innogy Agree Hand in Glove Gas Alliance

Enterprise Oil plc and Innogy Plc have today announced an outline agreement for a natural gas market alliance in North-West Europe. In an initial three-year deal, the majority of Enterprise's current and future uncommitted gas production from its operations in the North West European region, will be purchased and marketed by Innogy. Gas production supplied is expected to reach over 2 million therms per day, around 50 per cent of the group's gas production in the region by mid decade, with first deliveries by October 2002. Increasing synergies will develop between Enterprise's national supplies from these countries and between Enterprise and Innogy's supply positions, as the UK increasingly becomes a net importer of gas over the next decade.

This is an exclusive deal between two well-matched companies. Enterprise and Innogy will work together from their respective strong positions in the upstream and downstream gas markets to create further shared value.

Sam Laidlaw, Chief Executive of Enterprise said, "We see Enterprise's gas position in NW Europe growing substantially, not only through developments such as Skene in the UK, Corrib in Ireland and most notably Skarv in Norway, but also through our strong exploration position, especially in Norway"

"This alliance enables us to bring these volumes to market with full value, exploiting the growing links between the national markets and, together, capturing regional gas opportunities through the value chain. Innogy is an ideal partner for us. Its strengths complement our own. Innogy's focus on the downstream, energy trading and transmission, power generation and gas and power marketing, allows us to focus on exploiting our growing strengths in upstream gas in the region."

Brian Count, Chief Executive of Innogy said, "This deal plays to Innogy's strength in asset-backed trading. It will support our UK position in both retail and generation, and provide a platform for our trading and risk management services to other parts of Europe".

Ends.

For further information please contact:

Alison Cairns, Senior External Affairs Advisor, Enterprise Oil plc	+44 (0)20 7925 4540
John Wilkinson: Head of Media and External Relations, Innogy Plc	+44 (0)1793 893852

Notes to Editors:

1. The Agreement:

- The Heads of Agreement have been negotiated for the UK with deliveries expected to commence by October 2002.
- Agreements for Ireland (including provision of back-up gas from the UK) and Norway will be negotiated this year.
- Prices for commodity gas and provision of swing and entry capacity will ensure Enterprise receives a market price.
- Price risk management and administration services will be provided by Innogy.

2. Enterprise NW Europe sales gas supplies:

- Gas sales are expected to be around 4 million therms per day from the North West European region by mid decade, of which over 2 million therms per day is currently uncommitted to long term contracts. UK uncommitted volumes this year are expected to be around 1 million therms per day with the recent startup of Skene.

3. Supply/Demand Balances:

- The UK is expected to form one of the largest markets for new Norwegian gas supplies over the next decade. The DTI estimates that existing and potential UK pipelines could give a potential capacity of around 26 bcm of gas per year from Norway from 2005/6, 25 per cent of projected UK gas demand.
- Through the Enterprise Operated Corrib field is expected to supply a significant proportion of Irish gas demand in the mid years of this decade, Ireland is expected to continue to be a net importer from the UK.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	*Director Shareholding*
Released	16:06 5 Feb 2002
RNS Number	0177R

1. Long Term Incentive Plan Awards under the Restricted Share Scheme ('LTIP')

(a) Vesting of the 1999 Award

Following the completion of the 3 year performance measurement period on 31 December 2001, the 1999 conditional allocation of ordinary shares under the Company's LTIP vested today at 37.5% of grant to 94 senior executives (including 3 executive directors) totalling 596,329 shares.

We have also today been notified by the trustees of the Enterprise Oil Worldwide and UK Benefit Trusts of the sale out of, and repurchase into, trust of 363,280 ordinary shares in the capital of the Company following this vesting. All such shares were sold and repurchased by the trustees on 5 February 2002 at a price of 607 pence per share. The following directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts have a technical interest as potential beneficiaries under the employee benefit trusts.

(b) Grant of the 2002 Award

On 5 February 2002, a conditional allocation of ordinary shares of 25p each in the capital of the Company was made under the LTIP to 150 Senior Executives, including the 4 executive directors. These shares are held in trust for three years and vest upon the achievement of certain performance targets. No consideration is payable either at allocation or on vesting of all or part of the shares.

2. Senior Executive Share Option Scheme: W S H Laidlaw

189,675 options over ordinary shares of 25 pence each in the capital of the company have, today, been granted to Mr W S H Laidlaw at a price of 606.30 pence per share. These options have been granted pursuant to the provisions of Mr Laidlaw's service contract under the Enterprise Oil (1995) Unapproved Senior Executive Share Option Scheme, which require the satisfaction of performance criteria before the options become capable of exercise. The options are granted over shares held by the Trustee of the Enterprise Oil Worldwide Employees Share Trust, registered in the name of Vidacos Nominees Ltd a/c CLRLUX3.

3. Directors' Holdings

The following table shows the shares acquired on 5 February 2002 by the executive directors for nil consideration under the LTIP; each director will retain his full entitlement having personally satisfied his income tax liability. The table also details the 2002 allocations together with the current cumulative allocations under the LTIP and the executive directors' current beneficial

holdings of shares:

	Number of Ordinary Shares acquired from the 1999 vesting of LTIP Award	Number of Ordinary Shares conditionally allocated on 5 February 2002	Cumulative conditional allocations held under LTIP	Beneficial holding of Ordinary Shares (at 5 February 2002)
I G Craig	8,699	39,778	127,079	33,554
W S H Laidlaw	-	101,656	218,540	200,000
A B Shilston	15,009	47,734	156,300	75,427
K P Watts	14,499	43,314	142,438	39,369

-Ends-

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:16 6 Feb 2002
RNS Number	0884R

NOTIFICATION UNDER PARAGRAPH 16.13(C) OF THE LISTING RULES

We have today been notified by the Trustees of the Enterprise Oil Employee Worldwide Benefit Trust and the Enterprise Oil United Kingdom Benefit Trust of a purchase on 6 February 2002 of 293,612 ordinary shares in the capital of the Company at a price of 607.8148 pence each.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by such Trust. As a result, the Directors' deemed interest in the shares held by the Trust have been increased by the number of shares so acquired.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:37 7 Feb 2002
RNS Number	1490R

NOTIFICATION UNDER PARAGRAPH 16.13(C) OF THE LISTING RULES

We have today been notified by the Trustees of the Enterprise Oil Employee Worldwide Benefit Trust and the Enterprise Oil United Kingdom Benefit Trust of a purchase on 7 February 2002 of 293,614 ordinary shares in the capital of the Company at a price of 607.9526 pence each.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by such Trust. As a result, the Directors' deemed interest in the shares held by the Trust have been increased by the number of shares so acquired.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged.

END

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:25 8 Feb 2002
RNS Number	2148R

NOTIFICATION UNDER PARAGRAPH 16.13(C) OF THE LISTING RULES

We have today been notified by the Trustees of the Enterprise Oil Employee Worldwide Benefit Trust and the Enterprise Oil United Kingdom Benefit Trust of a purchase on 8 February 2002 of 293,614 ordinary shares in the capital of the Company at a price of 611.9214 pence each.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by such Trust. As a result, the Directors' deemed interest in the shares held by the Trust have been increased by the number of shares so acquired.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged.

END

Company website

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	17:44 11 Feb 2002
RNS Number	3028R

RNS Number:3028R
Enterprise Oil PLC
11 February 2002

LETTER TO: COMPANY ANNOUNCEMENTS OFFICE

SHARE OPTION EXERCISES BY EMPLOYEES AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 11 February 2002 of 428,214 ordinary shares in the capital of the company following exercises of share options made today by employees and former employees. 423,374 such shares were sold by the option holders following such exercises at 601.2367p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

LETTER FROM: ENTERPRISE OIL PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:40 12 Feb 2002
RNS Number	3611R

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 12 February 2002 of 56,934 ordinary shares in the capital of the company following exercises of share options made today by employees. 14,836 shares were sold following exercise at 603.5p per share and 42,098 shares were sold at 603p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	*Director Shareholding*
Released	16:21 13 Feb 2002
RNS Number	4282R

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 13 February 2002 of 133,447 ordinary shares in the capital of the company following exercises of share options made today by employees and former employees. All the shares were sold following exercise at 601p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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RNS Full Text Announcement

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:23 14 Feb 2002
RNS Number	4855R

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 14 February 2002 of 28,031 ordinary shares in the capital of the company following exercises of share options made today by employees. All of the shares were sold following exercise at 605p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:17 15 Feb 2002
RNS Number	5742R

Announcement Body Information:

SHARE OPTION EXERCISES BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 15 February 2002 of 326,528 ordinary shares in the capital of the company following an exercise of share options made today by a former employee. All of the shares were sold following exercise at 604.2589p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:38 18 Feb 2002
RNS Number	6299R

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 18 February 2002 of 70,261 ordinary shares in the capital of the company following an exercise of share options made today by seven employees. 42,646 shares were sold following exercise at 603.003p per share and 27,245 such shares were sold following exercise at 605.5171p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:32 20 Feb 2002
RNS Number	7749R

Announcement Body Information:

SHARE OPTION EXERCISES BY AN EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 20 February 2002 of 15,578 ordinary shares in the capital of the company following an exercise of share options made today by an employee. All of the shares were sold following exercise at 602.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	10:06 21 Feb 2002
RNS Number	8133R

Announcement Body Information:

SHARE OPTION EXERCISES BY AN EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 21 February 2002 of 14,342 ordinary shares in the capital of the company following an exercise of share options made today by an employee. All of the shares were sold following exercise at 600p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	16:15 21 Feb 2002
RNS Number	8528R

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

Enterprise Oil plc

2 Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholders named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited 7,590,747

RBS Trust Bank 566,100

Bankers Trust 112,000

Nortrust Nominees Limited 124,100

BT Globenet Nominees Limited 36,700

MSS Nominees Limited 41,810

Citibank 68,700

Morgan Stanley 155,633

Bank of New York Europe 216,697

Bank of New York London 38,698

Northern Trust 303,900

HSBC Client Holdings Nominee (UK) Limited 9,985,508

JP Morgan 2,507

5 Number of shares/amount of stock acquired:

88,000

6 Percentage of issued class:

0.018%

7 Number of shares/amount of stock disposed:

n/a

8 Percentage of issued class:

n/a

9 Class of security:

Ordinary Shares of 25 pence each

10 Date of transaction:

20 February 2002

11 Date company informed:

21 February 2002

12 Total holding following this notification:

19,243,100

13 Total percentage holding of issued class following this notification:

4.00%

14 Contact name for queries:

M J White

15 Contact telephone number:

020 7925 4305

16 Name of company official responsible for making notification:

M J White

17 Date of notification:

21 February 2002

END

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	13:50 25 Feb 2002
RNS Number	9747R

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 25 February 2002 of 63,815 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 15,009 shares were sold following exercise at 602p and 48,806 shares were sold at 613.6808p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	17:02 26 Feb 2002
RNS Number	0781S

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 26 February 2002 of 66,216 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 65,508 shares were sold following exercise at 627.8953p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:25 27 Feb 2002
RNS Number	1382S

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 27 February 2002 of 28,139 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 24,906 shares were sold following exercise at 616.25p per share and 3,233 shares were sold at 613.44p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

I C S A
SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,300	773	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.898	£4.36	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS Address: 8 Telegraph Street, London UK Postcode: EC2R 7AR	Class of shares allotted: Ordinary	Number allotted: 2,073
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 12-2-02

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Tel
	DX number / DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,026	423	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.898	£4.36	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS Address: 8 Telegraph Street, London UK Postcode: EC2R 7AR	Class of shares allotted: Ordinary	Number allotted: 1,449
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed: [signature] Date: 12/2/2002

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

I C S A
SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,798	465	1,937
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.898	£4.36	£4.9022

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS Address: 8 Telegraph Street, London UK Postcode: EC2R 7AR	Class of shares allotted: Ordinary	Number allotted: 27,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: **0**

Signed MJWard **Date** 14/2/02

A director / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~. *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,438	832	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.768	£4.1453	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited	Class of shares allotted: Ordinary	Number allotted: 10,270
Address: Grand Buildings, Trafalgar Square, London		
UK Postcode: WC2N 5EJ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **0**

⊗Signed [signature] Date 8/2/02

~~A director~~ / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	25	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,873		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Enterprise Oil Quest Limited Address Grand Buildings, Trafalgar Square, London UK Postcode W C 2 N 5 E J	Class of shares allotted Ordinary	Number allotted 3,873
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed Wjrolub Date 26.02.02

A director / secretary, ~~administrator~~, ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Tel
	DX number DX exchange